UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2015

Commission File Number:  333-174224

FLINT INT’L SERVICES, INC.

7577 Keele Street, Suite B1

Vaughn, ON, L4K 4X3, Canada

(Registrant’s Name and address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXPLANATORY NOTE

On July 31, 2015, Flint Int’l Services, Inc. (the “Company”) entered into that certain Rescission Agreement and Mutual Release (the “Rescission Agreement”), dated as of July 31, 2015, by and among the Company, Petrogres Co. Limited (“Petrogres”) and Christos A. Traios (“Traios”).

Flint, Petrogres and Traios were parties to that certain Purchase Agreement, dated August 12, 2014 (the "Purchase Agreement), pursuant to which (i) Flint purchased 1,000,000 ordinary shares, par value $1.00 per share, of Petrogres (the “Petrogres Shares”) from Traios, representing all of the issued and outstanding Petrogres Shares, and (ii) in exchange therefor, Flint issued to Traios 13,900,000 ordinary shares, par value $0.001 per share, of Flint (the “Flint Shares”). The parties entered into the Rescission Agreement to unwind and rescind such transactions (the “Share Exchange”) due to, among other reasons, fraud in the inducement by the prior controlling shareholder of Flint.

Pursuant to the terms and conditions of the Rescission Agreement, Petrogres, Flint and Traios each agreed to rescind the Share Exchange as follows:

•	Flint returned all of the Petrogres Shares to Traios in exchange for Traios’s return of 13,900,000 Flint Shares to Flint.

•	Effective ab initio, the Purchase Agreement, in its entirety, has been unequivocally rescinded, abrogated, cancelled, void in its inception and of no force or effect whatsoever, and the parties have been returned to their positions prior to the Purchase Agreement and Share Exchange, except that the 6,900,000 Flint Shares held by Russell Hiebert and cancelled in connection with the Share Exchange shall remain cancelled.

As a result, the transactions contemplated by the Share Exchange have been unwound and voided as if the Purchase Agreement was never entered into and the Share Exchange never occurred. All agreements entered into, as contemplated by the Purchase Agreement, have been terminated effective ab initio.

In addition, each party to the Rescission Agreement, on behalf of itself and its respective partners, agents, assigns, heirs, officers, directors, employees executors, and attorneys ("Affiliates") released the other parties and their Affiliates from any and all losses or claims that they may have against the other parties and their Affiliates, including without limitation claims for indemnification, based upon, related to, or by reason of any matter, cause, fact, act or omission occurring or arising at any moment out of the Purchase Agreement or Share Exchange.

Mr. Traios has submitted a letter of resignation to Flint, pursuant to which Mr. Traios will resign as the sole officer and director of Flint immediately following the filing of this Report on Form 6-K, and such resignation has been accepted by Flint.

To the knowledge of the Company, there has been no trading in the Flint Shares from the date of the Purchase Agreement until the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FLINT INT’L SERVICES, INC.

Dated: September 8, 2015	By:	/s/ Christos A. Traios
Name: Christos A. Traios
Title: Authorized Signatory